SEC 09055446 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 32004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Monitors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11225 College Blvd., Suite 100
(No. and Street)

Overland Park (City) KS (State) 66210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchins & Haake, LLC Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

11900 College Blvd., Suite 310 (Address) Overland Park (City) KS (State) 66210 (Zip Code)

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 2 4 2009
Washington, DC
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CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maryann Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Monitors, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public - State of Kansas
TARA L. SCHROEDER
My Appointment Expires 11/27/09

[signature]
Signature

Vice President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTH MONITORS, INC.

Financial Statements and Independent Auditors' Report

December 31, 2008 and 2007

WEALTH MONITORS, INC.

Table of Contents

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Wealth Monitors, Inc.
Overland Park, Kansas

We have audited the accompanying statements of financial condition of Wealth Monitors, Inc., as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of aggregate indebtedness, computation of basic net capital requirements, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit. The financial statements of Wealth Monitors, Inc. as of and for the year ended December 31, 2007 were audited by other auditors whose report, dated February 1, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Wealth Monitors, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

February 9, 2009
Overland Park, Kansas

WEALTH MONITORS, INC.

Statements of Financial Condition
December 31, 2008 and 2007

ASSETS

	2008	2007
Current assets		
Cash and cash equivalents	$ 759,328	$ 646,955
Marketable securities at fair value (cost $643,225 and $1,191,612, respectively)	394,843	1,276,598
Commissions receivable	25,386	10,073
Income taxes receivable	6,073	13,154
Other receivables	5,887	228
Prepaid expenses	7,673	8,008
Total current assets	1,199,190	1,955,016
Plant and equipment		
Office furniture and equipment	63,118	62,531
Vehicles	-	8,077
Mailing list	17,751	17,751
Total plant and equipment	80,869	88,359
Less accumulated depreciation	80,869	88,142
Net plant and equipment	-	217
Other assets-deposits	4,501	4,501
Total assets	$ 1,203,691	$ 1,959,734

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Statements of Financial Condition
December 31, 2008 and 2007

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Current liabilities		
Accounts payable and other liabilities	$ 4,612	$ 5,708
Deferred income taxes	-	28,896
Payroll taxes payable	-	333,613
Commissions payable	23,639	117,078
Total current liabilities	28,251	485,295
Stockholders' equity		
Common stock, $.01 par value, authorized 1,000,000 shares, issued and outstanding 200,000 shares	2,000	2,000
Additional paid-in capital	308,561	308,561
Retained earnings	864,879	1,163,878
Total stockholders' equity	1,175,440	1,474,439
Total liabilities and stockholders' equity	$ 1,203,691	$ 1,959,734

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Statements of Income
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenue		
Commissions income	$ 664,827	$1,448,096
Interest and dividends	11,674	27,033
Realized investment gain (loss)	(27,944)	101,382
Unrealized investment gain (loss)	(321,999)	(486,485)
Other income	102,834	127,534
Total revenue	429,392	1,217,560
Expenses		
Operating and administrative	765,628	1,651,965
Depreciation	660	2,582
Total expenses	766,288	1,654,547
Operating loss	(336,896)	(436,987)
Gain on sale of plant and equipment	8,955	-
Income (loss) before income taxes	(327,941)	(436,987)
Income taxes		
Current income taxes (tax benefit)	(46)	9,525
Deferred income taxes (tax benefit)	(28,896)	(165,404)
Total income taxes	(28,942)	(155,879)
Net income (loss)	$ (298,999)	$ (281,108)

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2008 and 2007

	Common Stock				
	Shares Issued & Outstanding	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2006	200,000	$ 2,000	$ 308,561	$ 1,444,986	$ 1,755,547
Net income (loss)	-	-	-	(281,108)	(281,108)
Balance at December 31, 2007	200,000	2,000	308,561	1,163,878	1,474,439
Net income (loss)	-	-	-	(298,999)	(298,999)
Balance at December 31, 2008	200,000	$ 2,000	$ 308,561	$ 864,879	$ 1,175,440

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors
For the Years Ended December 31, 2008 and 2007

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during either of the years.

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income (loss)	$ (298,999)	$ (281,108)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation	660	2,582
Gain on sale of property and equipment	(8,955)	-
Deferred income tax expense (benefit)	(28,896)	(165,404)
Net income taxes (paid) or refunds received	7,127	(34,649)
Current income tax expense (benefit)	(46)	9,525
Change in current assets and liabilities		
Net (increase) decrease in assets		
Marketable securities	881,755	551,686
Commissions receivable	(15,313)	34,485
Other receivables	(5,659)	41,354
Prepaid expenses	335	(52)
Net increase (decrease) in liabilities		
Accounts payable and other liabilities	(1,096)	(423)
Payroll taxes payable	(333,613)	333,613
Commissions payable	(93,439)	9,086
Net cash provided (used) by operating activities	103,861	500,695
Cash flows from investing activities		
Proceeds, sale of property and equipment	9,100	-
Purchase of plant and equipment	(588)	(2,000)
Net cash provided (used) by investing activities	8,512	(2,000)
Net increase (decrease) in cash and cash equivalents	112,373	498,695
Cash and cash equivalents		
Beginning	646,955	148,260
Ending	$ 759,328	$ 646,955

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Notes to Financial Statements
December 31, 2008 and 2007

Note 1 – Summary of Significant Accounting Policies

A. ***Description of Business***
Wealth Monitors, Inc. (the Company) is a full service securities broker providing investment advisory and other related services to clients in the United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor.

B. ***Cash Equivalents***
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

C. ***Receivables***
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

D. ***Office Furniture and Equipment***
Office furniture and equipment are recorded at cost. Depreciation is computed using accelerated methods allowed for tax return purposes. The useful lives of the related assets are from five to seven years. Expenditures for maintenance, repairs and renewals are charged to expense as incurred.

E. ***Marketable Securities***
Marketable securities consist of various stock and mutual fund holdings, carried at fair value. Unrealized gains or losses are included as part of revenue in the income statements.

F. ***Current and Deferred Income Taxes***
Income tax expenses are accrued based upon the actual taxes payable. The Company recognizes deferred income taxes on differences between taxable and financial statement income and expense. Such differences primarily relate to the tax return treatment of gains and losses on the sale of marketable securities, and to the financial statement recognition of unrealized gains and losses relating to such securities. Realized losses on sales of these investments are deductible for tax reporting purposes only to the extent that they offset realized gains, subject to carrybacks of such losses allowed under provisions of the Internal Revenue Code. To the extent that the aggregate unrealized gains exceed the accumulated non-deducted realized losses, the Company recognizes deferred income taxes at current marginal federal and state tax rates. No benefit is recorded if unrealized losses exceed unrealized gains.

Note 1 – Summary of Significant Accounting Policies *(continued)*

G. ***Use of Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. ***Concentration of Risk***

In certain instances during the year, the Company's cash and cash equivalents are deposited in institutions in amounts exceeding the federally insured limit.

Note 2 – Taxes

At December 31, 2008 and 2007 the Company has temporary differences in the calculation of its income or loss for income tax and financial reporting purposes that entirely relate to the recognition of unrealized gains and losses in the valuation of marketable securities within financial statement operating results, whereas such losses are not recognizable for income tax reporting purposes until realized upon an actual sale of the related securities. When unrealized gains exceed unrealized losses, the result is future taxable income for which a deferred tax liability is recognized equal to the future expected taxes that would relate to this gain. When unrealized losses exceed unrealized gains, the Company has not recognized a benefit that would accrue when such losses would eventually be realized because of limitations on the deductibility of capital losses in the determination of taxable earnings. The deferred tax liabilities or assets included on the accompanying statements of financial position at December 31, 2008 and 2007 are as follows:

	2008	2007
Deferred tax asset (liability) related to unrealized (gains) losses in values of marketable securities	$ 80,584	$ (28,896)
Less valuation allowance: deferred tax asset not recognized due to potential limitations on deductibility of future losses under provisions of the Internal Revenue Code	(80,854)	-
Net deferred tax asset (liability)	$ -	$ (28,896)

The Company's effective income tax rates for the years ended December 31, 2008 and 2007 were 8.8% and 35.7%, respectively. The rate for 2008 is less than the expected statutory rates due to the non-recognition of deferred tax benefit related to unrealized losses on valuation of marketable securities (see above). The rate for 2007 approximates the expected aggregate federal and state statutory income tax rates for the year.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital. At December 31, 2008, the Company had net capital of $1,091,625, which was $991,625 in excess of its required net capital of $100,000.

In addition, the Company's clearinghouse requires the maintenance of a minimum net capital balance of $150,000.

Note 4 – Lease Commitment

The Company leases an office facility under a contract which obligates it to rental payments through February 2010. The Company's annual commitments for rental payments, by year until expiration of the lease, are as follows:

Year ending December 31	
2009	$ 46,563
2010	7,776

Rent paid under operating leases with terms longer than one year was $45,994 and $44,382 for 2008 and 2007, respectively.

Note 5 – Material Inadequacies

None noted.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2008

WEALTH MONITORS, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2008

Net capital	
Total stockholders' equity at December 31, 2008	$1,175,440
Less ownership equity not allowable for net capital	
Income taxes receivable	(6,073)
Plant and equipment, net	-
Prepaid expense, deposit and other receivable	(18,061)
Total non-allowable assets	(24,134)
	1,151,306
Haircuts on investments and undue concentration	(59,681)
Net capital	$1,091,625
Aggregate indebtedness	
Total aggregate indebtedness	$ 28,251
Computation of basic net capital requirements	
Minimum net capital required	$ 100,000
Excess of net capital	$ 991,625
Ratio: aggregate indebtedness to net capital	.03 to 1

WEALTH MONITORS, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2008

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part II A of Focus Report as of December 31, 2008)

Total ownership equity qualified for net capital per December 31, 2008, Part II A	$1,177,871
Reduce deferred tax benefit	(8,481)
Increase depreciation expense	(24)
Reduce current income tax expense	6,073
Rounding difference	1
Total ownership equity qualified for net capital per December 31, 2008, audit report	$1,175,440
Non-allowable assets per December 31, 2008, Part II A	$ 26,566
Reduce deferred tax asset	(8,481)
Additional accumulated depreciation	(24)
Additional income tax receivable	6,073
Non-allowable assets per December 31, 2008, audit report	$ 24,134
Net capital, as reported in Company's Part II A	$1,091,624
Rounding difference	1
Net capital per December 31, 2008, audit report	$1,091,625

WEALTH MONITORS, INC.

Schedule II

Computation of Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2008

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors and Stockholders of
Wealth Monitors, Inc.
Overland Park, Kansas

In planning and performing our audit of the financial statements of Wealth Monitors, Inc. for the year ended December 31, 2008, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
(continued)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

February 9, 2009
Overland Park, Kansas

END